SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2023

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Kenon Holdings Ltd. (“Kenon”) previously announced that it would hold its Annual General Meeting of Shareholders on May 26, 2023 at 4 p.m. (Singapore time) at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192 (the “Annual General Meeting”). The agenda for the Annual General Meeting and other relevant information is described in the Proxy Statement, dated May 4, 2023 (the “Proxy Statement”), and the Notice of Annual General Meeting of Shareholders, dated May 4, 2023, each furnished by Kenon on Form 6-K dated May 4, 2023.

Kenon announces that the meeting has been adjourned for 6 days such that the Annual General Meeting will now be held at 4 p.m. (Singapore time) on June 1, 2023 at the same venue.

Kenon shares must be voted and under the Constitution of Kenon, proxy cards may be submitted not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting.  Proxy cards previously submitted to Kenon may be revoked or amended no less than 48 hours prior to the adjourned Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the DTC’s, or the DTC participants’, or the TASE’s procedures).  Kenon intends to accept proxy cards, revocations or amendments to proxy cards received by Kenon prior to 9 p.m. (Singapore time) on May 31, 2023.

Caution Concerning Forward-Looking Statements

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Annual General Meeting including the new date of the meeting, the date to submit or revoke proxy cards and Kenon’s intention to accept proxy cards, revocations and amendments by the date specified herein and other non-historical statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause a material difference from what is indicated in such forward-looking statements. Such risks include risks relating to the Annual General Meeting and the matters for which votes are sought and the deadlines to submit proxy cards, revocations and amendments and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings and risks that share repurchases, issuances, option grants and share issuances pursuant to a share dividend scheme may not proceed on the terms indicated herein or at all. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 26, 2023	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer